UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	OMB APPROVAL
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NOTIFICATION OF LATE FILING	SEC FILE NUMBER
	000	52735

(Check One): ☒ Form 10-K ☐ Form 20-F☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	CUSIP NUMBER
71942A208

For Period Ended: February 28, 2012

[      ]Transition Report on Form 10-K
[      ]Transition Report on Form 20-F
[      ]Transition Report on Form 11-K
[      ]Transition Report on Form 10-Q
[      ]Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

MetaStat, Inc. Full Name of Registrant

Former Name if Applicable

4 Autumnwood Court
City, State and Zip Code
The Woodlands, Texas 77380 Address of Principal Executive Office (Street and Number)

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒
(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why  Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The annual report of MetaStat, Inc. (the “Company”) on Form 10-K for the fiscal year ended February 28, 2012 (the “Form 10-K”), could not be filed within the prescribed time period because the Company’s auditor has not finished its review of the Company’s Form 10-K. It is anticipated that the Form 10-K, along with the audited financial statements, will be filed on or before the 15th calendar day following the prescribed due date of the Form 10-K.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	David J. Levine, Esq.	212	407-4923
	(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).

			☒ Yes ☐ No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No
	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2012 revenues were approximately $0 compared to $0 in 2011.  2012 net income was approximately $(1,652,776) compared to $(331,851) in 2011.  Basic and diluted earnings per share was approximately $(0.02) in 2012 compared to $(0.02) in 2011.

MetaStat, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 29, 2012	By: /s/ Warren C. Lau Name: Warren C. Lau Title: Chief Executive Officer